UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Hendra Priatna ---------------------------------------------------- (Signature) Hendra Priatna Acting VP Investor Relations

No.	:	Tel.66/UM 000/COP-K0F00000/2025

Jakarta,	June 13, 2025

To:

Board of Commissioners of the Financial Services Authority

Attn. Chief Executive functioning as Capital Markets, Financial Derivatives, and Carbon

Exchange Supervisor

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	The Composition of Audit Committee of PT Telkom Indonesia (Persero) Tbk

Dear Sir,

In order to comply with Indonesian Financial Services Authority Regulation No.55/POJK.04/2015 regarding the Establishment and Guidelines for Audit Committees, we hereby inform you the new Composition of the Audit Committee of the Company as follows:

1. 2. 3.
Chairman/Member Member	: :

Mr. Deswandhy Agusman (Independent Commissioner)

1.
Mr. Yohanes Surya (Independent Commissioner)
2.
Mr. Emmanuel Bambang Suyitno (Financial Expert/ Independent Member/ Secretary of the committee)
3.
Mr. Edy Sihotang (Fraud expert/Independent Member)

Thank you for your attention.

Best regards,

/s/ Hendra Priatna

Hendra Priatna

Acting VP Investor Relations